Filed by Dragoneer Growth Opportunities Corp. II Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Dragoneer Growth Opportunities Corp. II Commission File No. 001-39709 Date: December 1, 2021 Investor Broadcast December 2021

Disclaimers and Other Important Information Disclaimer This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Papay Topco, Inc. (“Cvent”) and Dragoneer Growth Opportunities Corp. II (“Dragoneer”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. No person has been authorized to make any statement concerning Dragoneer or Cvent other than as will be set forth in the offering materials related to the Potential Business Combination, and neither Dragoneer nor Cvent takes any responsibility for any such information. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law, in no circumstances will Dragoneer, Cvent or any of their respective subsidiaries, stockholders, members, affiliates, representatives, partners, directors, officers, employees, advisors or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Dragoneer nor Cvent has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Dragoneer, Cvent or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Cvent, Dragoneer or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Cvent, Dragoneer and the Potential Business Combination and of the relevance and adequacy of the information and should make such other investigations as they deem necessary before making an investment or voting decision. Statements other than historical facts, including but not limited to those concerning (i) the Potential Business Combination, (ii) market conditions or (iii) trends, consumer or customer preferences or other similar concepts with respect to Dragoneer, Cvent or the Potential Business Combination, are based on current expectations, estimates, projections, targets, opinions and/or beliefs of Dragoneer and the applicable Companies or, when applicable, of one or more third-party sources. Such statements involve known and unknown risks, uncertainties and other factors, and undue reliance should not be placed thereon. In addition, no representation or warranty is made with respect to the reasonableness of any estimates, forecasts, illustrations, prospects or returns, which should be regarded as illustrative only, or that any profits will be realized. The metrics regarding select aspects of Dragoneer’s and Cvent's operations were selected by Dragoneer and Cvent on a subjective basis. Such metrics are provided solely for illustrative purposes to demonstrate elements of Dragoneer’s and Cvent's businesses, are incomplete, and are not necessarily indicative of Dragoneer’s and Companies’ performance or overall operations. There can be no assurance that historical trends will continue. Forward-Looking Statements This Presentation contains certain forward-looking statements, including statements regarding the benefits of the Potential Business Combination, the anticipated timing of the Potential Business Combination, the products and services offered by Cvent and the markets in which it operates, and Cvent’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions.

Forward looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Presentation, including, but not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Potential Business Combination, (ii) the outcome of any legal proceedings that may be instituted against Dragoneer, the combined company or others following the announcement of the Potential Business Combination and any definitive agreements with respect thereto, (iii) the inability to complete the Potential Business Combination due to the failure to obtain approval of the shareholders of Dragoneer, to obtain financing to complete the Potential Business Combination or to satisfy other conditions to closing, (iv) changes to the proposed structure of the Potential Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Potential Business Combination, (v) the ability to meet stock exchange listing standards following the consummation of the Potential Business Combination, (vi) the risk that the Potential Business Combination disrupts current plans and operations of Cvent as a result of the announcement and consummation of the Potential Business Combination, (vii) the ability to recognize the anticipated benefits of the Potential Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees, (viii) costs related to the Potential Business Combination, (ix) changes in applicable laws or regulations, (x) the possibility that Cvent may be adversely affected by other economic, business, and/or competitive factors, (xi) estimates of expenses and profitability, (xii) the impact on Cvent’s operations and financial condition from the effects of the current COVID-19 pandemic, (xiii) Cvent’s ability to attract and retain new customers, (xiv) Cvent’s ability to maintain and expand relationships with hotels and venues, (xv) the impact of a data breach or other security incident involving Cvent’s or its customers’ confidential or personal information stored in Cvent’s or its third-party service providers’ systems, (xvi) risks associated with indemnity provisions in some of Cvent’s agreements, (xvii) the competitiveness of the market in which Cvent operates, (xviii) the impact of a disruption of Cvent’s operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which Cvent relies, (xix) Cvent’s ability to renew agreements with and sell additional solutions to its customers, (xx) the impact of declines or disruptions in the demand for events and meetings, (xxi) Cvent’s history of losses and ability to achieve profitability in the future, and (xxii) and uncertainties set forth in the section entitled “Summary Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Dragoneer’s Annual Report on Form 10-K for the period ended December 31, 2020 and other risks included under the title “Summary Risk Factors” on page 36 hereof other risks. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the documents filed by Dragoneer from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” section in the registration statement on Form S-4 and the proxy statement included therein (the “Registration Statement”) that Dragoneer filed relating to the Potential Business Combination and the “Risk Factors” section of other documents that Dragoneer files with the SEC from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward- looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Dragoneer and Cvent assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Dragoneer nor Cvent gives any assurance that either Dragoneer or Cvent, respectively, will achieve its expectations.

Non-GAAP Financial Terms Some of the projected financial information and data contained in this Presentation, such as Adjusted Revenue, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Gross Margin, and Adjusted Free Cash Flow Margin have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Cvent and Dragoneer believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Cvent’s financial condition and results of operations. Cvent’s management uses these non-GAAP measures for trend analyses and for budgeting and planning purposes. Cvent and Dragoneer believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Cvent’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management of Cvent does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Cvent’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review the audited financial statements of Cvent and certain businesses acquired by Cvent that are presented in the Registration Statement filed with the SEC, and not rely on any single financial measure to evaluate Cvent’s business. A reconciliation of forecasted or projected non-GAAP financial measures in this Presentation to the most directly comparable GAAP financial measures is not included, because, without unreasonable effort, Cvent is unable to predict with reasonable certainty the amount or timing of non-GAAP adjustments that are used to calculate these non-GAAP financial measures. A reconciliation of historical Non-GAAP financial measures to the most directly comparable GAAP financial measure can be found at the end of this Presentation.Unless otherwise specified, all Cvent financial information herein is presented on a pro forma basis. Trademarks This Presentation contains trademarks, service marks, tradenames and copyrights of Cvent, Dragoneer and other companies, which are the property of their respective owners. The use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and tradenames. Third-party logos herein may represent past customers, present customers or may be provided simply for illustrative purposes only. Inclusion of such logos does not necessarily imply affiliation with or endorsement by such firms or businesses. There is no guarantee that either Dragoneer or Cvent will work, or continue to work, with any of the firms or businesses whose logos are included herein in the future. No Offer or Solicitation This Presentation shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This Presentation shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information In connection with the Business Combination, Dragoneer has filed with the SEC the Registration Statement, which includes a preliminary prospectus and preliminary proxy statement. Dragoneer has mailed a definitive proxy statement/final prospectus and other relevant documents to its shareholders. This Presentation is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Dragoneer has sent to its shareholders in connection with the Business Combination. The information filed by Dragoneer contains substantially more information about Cvent than is being furnished with this Presentation and may contain information that an investor will consider important in making a decision regarding an investment in Dragoneer securities. INVESTORS AND SECURITY HOLDERS OF DRAGONEER ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH DRAGONEER’S SOLICITATION OF PROXIES FOR ITS EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION (AND RELATED MATTERS), AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH SUCH SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION AND THE PARTIES TO THE BUSINESS COMBINATION. The definitive proxy statement/final prospectus has been mailed to shareholders of Dragoneer as of the record date of October 29, 2021 for voting on the Business Combination. Shareholders are also able to obtain copies of the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Dragoneer Growth Opportunities Corp. II, One Letterman Drive, Building D, Suite M500, San Francisco, California, 94129. Participants in the Solicitation Dragoneer, Cvent and certain of their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Dragoneer’s shareholders in connection with the Business Combination. DRAGONEER’S SHAREHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF DRAGONEER IN ITS ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON MARCH 31, 2021 AND IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE QUARTERS ENDED MARCH 31, 2021, JUNE 30, 2021 AND SEPTEMBER 30, 2021, WHICH WERE FILED WITH THE SEC ON JUNE 21, 2021, AUGUST 16, 2021 AND NOVEMBER 15, 2021, RESPECTIVELY. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO DRAGONEER’S SHAREHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING ARE SET FORTH IN THE REGISTRATION STATEMENT FOR THE BUSINESS COMBINATION. Investors and Dragoneer’s shareholders may obtain more detailed information regarding the names and interests in the Business Combination of Dragoneer’s directors and officers in Dragoneer’s filings with the SEC, including the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination, and such information and names of Cvent’s directors and executive officers are also in the Registration Statement filed with the SEC by Dragoneer, which includes the proxy statement of Dragoneer for the Business Combination.

Dragoneer Investment Group Overview

DRAGONEER INVESTMENT GROUP

Companies

- Focus on **backing exceptional growth businesses** with **sustainable differentiation** and **superior economic models**
- **Opportunistically invest** in both private and public companies **across industries and geographies**, with a particular focus on **software and internet businesses**

People

- **Top talent** who have demonstrated a **pattern of excellence**
- Led by co-founder and Managing Partner, **Marc Stad**, and co-founder and COO, **Pat Robertson**
- **7 partners** supported **by a team of over 40**

Capital Base

- **>$17 billion** in total assets under management
- **Long-duration capital** from the **highest quality partners**, including endowments and foundations, sovereign wealth funds, pensions, and institutional family offices
- Hybrid **evergreen fund** and **private equity funds**

The Dragoneer Approach

Deeply Analytical Team	Preservation of Capital	Focus on Growth Companies	Flexible + Opportunistic Approach

Best-in-Class SPAC Board of Directors with Several Years of Operating and Governance Experience Spanning Wide-Ranging Sectors

Sarah J. Friar
CEO of Nextdoor

David Ossip
Chairman and CEO of Ceridian
(~$13bn market cap)

Gokul Rajaram
Product Executive at DoorDash
(~$46bn market cap)

Jay Simons
Former President of Atlassian
(~$54bn market cap)

1. Not representative of all companies in which Dragoneer entities have invested; other investments have not necessarily performed similarly.

Cvent and Dragoneer: A Partnership of Excellence

Cvent is a category defining SaaS company benefiting from network effects. Cvent is the product leader in a large and growing TAM. The Company has a long history of growth and profitability and is well positioned for a post-COVID world and continued digitization of the events space.

	What Dragoneer Looks for in a Company	What Dragoneer Found in Cvent
1	Market leader in a large and growing TAM	Pioneered the events management space and leads the large & growing category, which is in the early innings of a long-term digitization trend accelerated by COVID
2	Growth	Rapid adoption of virtual and hybrid strategies offers new growth vector in a post-COVID world as customers look for a comprehensive platform to consolidate their event tech stack
3	Delivers significant and unique value to customers	Mission critical software platform that drives strong revenue expansion and cost efficiencies for its customers, leading to a delighted and growing customer base including 51% of F500
4	Strong economic model	Highly recurring revenue model serving blue-chip customers with long-standing relationships, leading to historical 108% net dollar retention[1] with 70%+ Adj. Gross Margin[2] and proven bottom line profitability
5	World class management team	Highly regarded and cohesive team led by founder Reggie Aggarwal, the Company's CEO for the past 20+ years; ~12 years of average tenure together
6	Competitive differentiation that increases with scale	Network effects between event spaces and event planners; broad footprint of event planners who are experienced users of Cvent and prefer to use a single platform vs. fragmented point solutions; significant S&M, R&D and customer service scale benefits
7	Proven R&D engine with an exciting product roadmap	Significant investments in R&D have created a culture of innovation that has consistently developed products to solve customer needs and paved the way for a long runway of growth

1. As of December 31, 2019. As of December 31, 2020, net dollar retention rate was 89%. We do not believe the 2020 net dollar retention rate is representative of our typical net dollar retention rate due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers.
2. Adjusted Gross Margin and Adjusted EBITDA Margin are non-GAAP metrics. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, and Adjusted Gross Margin to GAAP Gross Margin, its most directly comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted Gross Margin were 78% and 72%, respectively, and 2020 and 2019 Adjusted EBITDA Margin were 26% and 20%, respectively.

What Customers Are Saying About Cvent “We did overall registration, push notifications, “We'd rate [Cvent] a 5/5 on satisfaction…it offers a lot of communications, agenda, conference updates, seating charts, “What stood out during this process was your willingness to features we need, we use everything from invitations to sponsor branding and next year ticket sales through Cvent. listen, react, discuss ideas, and the implementation of [our] reporting to registration to attendees surveys to mobile app. We'd rate a 5/5 on satisfaction, we're very happy with them, online vision. In my mind that is what makes your team It's a portable solution for an event in a box. They meet all our they have the full suite of capabilities and customer service is partners and not just another vendor.” needs.” solid.” NATIONAL EDUCATION ASSOCIATION FINANCIAL SERVICES FIRM NON-PROFIT ORGANIZATION “Cvent’s virtual product allows you to schedule appointments “I cannot say enough good things about Cvent. They were “The event last week was a complete success. This is the with other attendees, personalize schedule, and hold 1:1 extremely responsive, well organized, handled the build… and third virtual event we have hosted and the third software we meetings…attendee list and gamification are being did it in half the time they said they needed. [Their] support have used. [Cvent] was by far the easier to work with and we added...Cvent right now is best positioned for hybrid, with throughout our entire conference both in the sessions and had the least… complaints and the highest number of virtual attendee hub, mobile app, and registration all in same working in the background… They are the reason [our event] attendees.” place.” went so smoothly...” FINANCIAL SERVICES ORGANIZATION GLOBAL MANAGEMENT CONSULTING FIRM LARGE PUBLIC UNIVERSITY

Attractive Valuation Represents a Compelling Entry Point

- Enterprise Value of $5.3Bn, representing 8.5x and 6.9x CY2022E and CY2023 revenue of $623MM and $763MM, respectively
- SPAC and PIPE proceeds utilized to pay down existing debt and fund cash for general corporate purposes
- Dragoneer Growth Opportunities II SPAC does not have any warrants

($MM, unless otherwise noted)

Sources [1]	
Rollover Equity	$4,468
SPAC Cash in Trust	276
PIPE & Dragoneer FPA	525
Total Sources	**5,269**

Uses [1]	
Cash Proceeds to Cvent Balance Sheet	$153
Equity Consideration to Cvent Existing Investors	4,468
Debt Paydown	583
Estimated Transaction Expenses	65
Total Uses	**5,269**

Pro Forma Capitalization [2][3]	
Share Price	$10.00
Pro Forma Shares Outstanding	534.5
Equity Value	5,345
(+) Debt	200
(-) Cash	(245)
Aggregate Value	**5,300**

Illustrative Pro Forma Ownership [2]



PIPE & Dragoneer FPA Investors, 10%
Public Entity Sponsor Shares, 1%
Public Entity Public Shares, 5%
Existing Cvent Investors, 84%

Note:
1. Represents sources and uses and pro forma capitalization at illustrative transaction enterprise value of $5.30Bn enterprise value; excludes sponsor promote of $77MM
2. 534.5MM pro forma shares include 446.8MM shares of rollover equity for existing Cvent holders, 27.6MM SPAC public shares, 7.7MM SPAC sponsor shares, and 52.5MM PIPE investors & Dragoneer FPA shares
3. Based on pre-transaction 3/31/21 debt and cash balances of $783MM and $92MM, respectively

Going From Public to Private to Public From 2013 to 2019, Cvent Transformed from a Small Fast-Growth Company to a Fast-Growing Company Operating at Scale 2016 - 2019 2013 2016 ~Q4 2021 • Lanyon Merged into Cvent Go Public Again via Taken Private by Went Public on NYSE • Invested Heavily in R&D & Built New SPAC with Dragoneer Vista Equity Partners Platform Investment Group • ~Tripled Revenue • ~Doubled Headcount

Platform Expansion While Private with Vista Developed a Number of New Products and Features to Extend Platform KEY In Person Events Virtual Events NO BOX: Any Event Delivery Mode

2016 Public Company[1] vs. Cvent Pre Pandemic[2]

Transformative Scale
Adj. Revenue ($M)


~$198M
~$572M
Public
Pre-Pandemic

Transformative Scale
Adj. EBITDA ($M)


~$33M
~$110M
Public
Pre-Pandemic

Customer Reach
 # Customer


~16K
~25k
Public
Pre-Pandemic

Global Scale
Employee Count


~2K
~4K
Public
Pre-Pandemic

Fast Growing Company, Operating at Scale

1: As of March 31, 2016
2: As of December 31, 2019. Cvent does not believe that 2020 and 2021 financial metrics are representative of the business due to the effects of COVID-19.

Cvent at a Glance

1999
Year Founded

2013
Listed on NYSE
(2013 – 2016)

$1Tn [1] / 24% [2]
Total Global Event Spend / Share of Marketing Budgets

$~30Bn
Total Addressable Market[3]

Multi-Tenant SaaS Platform
with 70%+
Adj. Gross Margin[4]

$514.7MM
2021 Forecasted Revenue[5]

22%
2022/2023 Revenue Growth Projections

$69MM[6]
In Attendee Hub (Virtual Event Platform) Bookings

~ 21,000
Customers[7]

Positive
Adjusted EBITDA and Adjusted FCF Margins[8]

(1) Events Industry Council Global Economic Significance of Business Events (2018)
(2) Forrester Research Cvent Thought Leadership Study: Data Review (2021)
(3) Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)
(4) Adj. Gross Margin is a non-GAAP metric. Please find a reconciliation of Adj. Gross Margin to GAAP Gross Margin, its most directly comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted Gross Margin were 78% and 72%, respectively.
(5) Represents midpoint of revised FY 2021 Revenue Guidance issued on November 8, 2021
(6) Represents bookings from September 2020 to June 2021
(7) As of September 30, 2021
(8) Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP metrics. Please find a reconciliation of Adjusted EBITDA to Net Income (Loss), its most directly comparable GAAP metric, and Adjusted Free Cash Flow to Net Cash Provided by (Used in) Operating Activities, its most comparable GAAP metric, in the appendix. 2020 and 2019 Adjusted EBITDA Margin were 26% and 20%, respectively, and 2020 and 2019 Adjusted Free Cash Flow Margins were 4% and 5%, respectively.

Cvent Adjusted Revenue Projections Consistent, Long Term, and Accelerating Growth (1) Adjusted Revenue ($MM) Delivered consistent and profitable 22% growth from 2005 to 2019 900 CAGR 800 763 700 37% COVID-19 global pandemic proved the 623 CAGR 572 resilience and durability of our SaaS 600 514 subscription model & multi-year 499 481 500 contracts 415 400 300 231 Positioned to benefit from digitization of 188 200 event technology industry 100 0 Virtual and Hybrid Events 2015 2016 2017 2018 2019 2020 2021(E) 2022(E) 2023(E) are catalyst for the business that didn’t exist In-Person Virtual In Person + Virtual + Hybrid pre-COVID 1 Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix.

Investment Thesis (1) 1 We have a TAM of ~$30 Billion 2 We are a market leader in meetings & events software 3 We have a leading cloud-based platform for virtual, in-person, and hybrid events We believe we are poised to be a significant beneficiary of the digitization of our industry 4 that COVID accelerated (1) Frost & Sullivan Events Technology Global TAM for 2021/2022

$1 Trillion Global Spend On (1) BUSINESS MEETINGS & EVENTS (1): Events Industry Council Global Economic Significance of Business Events (2018); includes spending to plan and produce business events, business events-related travel, and other direct spending, such as spending by exhibitors

Meetings and Events: Foundational to Enterprise Spend Enterprises & Organizations Manage, Organize, and Execute them Every Day of an enterprise’s total revenue (1) is spent on meetings and events (1): BTN Group Travel and Meetings Management Integrations (2014)

How Much Do Corporations Spend on Meetings? 51% of Fortune 500 are Customers Fortune 100 Fortune 500 Fortune 100 Financial Pharmaceutical Consulting Firm Institution Company $48B $42.5B $37.2B Total Revenue Total Revenue Total Revenue ~3% ~2% ~2% $1.4B $850M $740M Est. Meeting Spend Est. Meeting Spend Est. Meeting Spend Source: Management estimates based on direct customer conversations; percentages calculated by dividing the estimated meeting spend by the total revenue

Meetings and Events Drive Customer & Prospect Engagement 74% 24% Of marketers agreed that events were their most Events represent 24% of a corporation's average B2B (1) (1) important demand generation tactic marketing program budget (1): Forrester Research Cvent Thought Leadership Study: Data Review (2021)

Digitizing the Event Industry: Cvent’s Virtual Attendee Hub Virtual & hybrid event initiatives represents one of the largest product investments in Cvent history Delivered Virtual Attendee Hub in approximately five months leveraging a significant part of our 1,100 person tech staff Fully Integrated and built within Cvent’s industry leading Event Management and Marketing Platform Built to deliver an engaging, immersive, interactive virtual experience for attendees

Virtual-Related Bookings Multiple Cvent Modules Are Needed to Execute and Produce Virtual Events Virtual Module Exhibitor Speaker MarTech 1:1 Mobile Event Streaming & Appointments Mgmt Mgmt Integrations App Registration Virtual Engagement (1) $69M ~$266M (2) in Virtual-Related Bookings (1): As of June 30, 2021 (2): TTM as of June 30, 2021

New Growth Vector: Virtual & Hybrid Events Virtual & Hybrid Events Represent a Large & Untapped Opportunity Virtual Bookings Growth ($M) $266 700%+ Growth $32 (2) (1) Pre Pandemic Virtual ACV Bookings Pandemic Virtual ACV Bookings (1): TTM as of December 31, 2019 (2): TTM as of June 30, 2021

Event Delivery Models Have Different Advantages Cvent’s Platform Enables Event Planners to Plan, Manage, and Execute On Almost Any Event Delivery Model Virtual Hybrid In-Person Bigger Audience Combines the Best of Highest Levels of Engagement & More Leads Virtual & In-Person New Event Landscape

Bigger Transformation Is Around the Corner Hybrid Events are a Powerful Combination of Virtual & In-Person Hybrid events are complex to organize & execute Delivering two different but consistent experiences requires a platform Cvent’s market leading event Virtual Hybrid In-Person management platform and Virtual Attendee Hub give event organizers a single integrated platform to host and deliver their virtual, hybrid, and in-person events Cvent End to End Platform

1 Event Technology Spend By Delivery Model Virtual Hybrid In-Person 27% 26% 46% (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 Platform Overview 6 Finance

Virtual and Hybrid Trends The New Event Landscape Has Caused 3 Fundamental Shifts in the Meetings & Events Industry More More More Event Registrations/At Events Technology tendees Broader reach Lower cost to host Technology platform is now More accessible Proven ROI the venue

The Digital Transformation of the Event Industry Has Created a Large and Untapped Total Addressable Market $29.5B (1) Global Spend on Meetings & Events Software (Today) $4.1B $25.4B Hospitality Event Cloud Cloud (1): Frost & Sullivan Events Technology Global TAM for 2021/2022 (2021)

More Event Technology A physical venue is to in person events, as a technology platform is to Virtual Technology virtual events is Now…. the Venue Virtual events require a technology platform to run successfully

More Events Case Study: A US Based Association Using Virtual Attendee Hub $3.5M+ $350K ~10x ACV Post-COVID ACV Pre-COVID Pre-COVID During COVID Results • Used Cvent for in-person events • Contracted for 1,000+ events with • Cut thousands of hours on manual 500K+ more registrations tasks • Engaged with more members than ever before

Attendee Hub as a Customer Impact Multiplier (1) 500+ Current Cvent Customers Have Substantially Increased Their Spend With Cvent $463k $663k $410k $86k $293k $343k 5.5x 2.4x 10.7x 12.0x 2.4x 20.2x Public Technology Fortune 500 National Lawn Europe’s Largest Top 10 Leading Investment Consulting Global Industrial Care Service Manufacturer of International Media Company Corporation Manufacturer Company Home Appliances Law Firm $249k $215k $179k $114k $90k $47k 6.3x 59.6x 8.6x 9.5x 4.2x 3.5x Fortune 500 Middle East Enterprise Public Public Japanese Payment Services Insurance Branch of Big 4 Software Landscaping Multinational Provider for U.S. Provider Company Accounting Firm Equipment Conglomerate Higher Education Manufacturer Institutions Corporate (1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

Attendee Hub as a Customer Impact Multiplier (1) 500+ Current Cvent Customers Have Substantially Increased Their Spend With Cvent Higher Education $623k $127k $359k $197k $53k $67k $52k 2.1x 4.3x 27.9x 3.6x 2.0x 7.5x 44.9x Real Estate National IT Medical Canadian Top 50 Public Middle East National Youth Investment Professionals Practitioner Medical Research Branch of U.S. Mentorship Trusts Association Nonprofit College University University Nonprofit Association $166k $123k $39k $43k $232k $36k $123k 15.7x 8.1x 15.7x 5.0x 4.2x 4.5x 3.9x Minority Leading Public Services National Government State Employee Australian Political Rep Banking Trade Charity Fraternity Banking Retirement Health Association Association Department Agency Regulation Agency Associations Nonprofits Government & Multinational (1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend.

(2) Cvent Customer Base: Ripe for Virtual & Hybrid Growth % Adoption of Virtual Module % of Install Base within Event Cloud Purchasing 11% 12% the Virtual Module 9% Virtual Module Not Purchased Yet 6% 88% 12% Virtual Module Purchased 2% Q3'20 Q4'20 Q1'21 Q2'21 YTD Q2’21 Within those 1,300 customers, 500+ more than doubled As of June 30, 2021, 12% or 1,300 of our install base have (1) their spend and the average increased their spend by purchased the virtual product; our virtual product went live 60%, when compared to their pre-pandemic spend to customers in September 2020, so we are still in the early innings of this upsell opportunity Within those 1,300, we’ve only captured a small portion of their potential virtual event spend and we believe there is room to capture more than the 60% average increase in spend already experienced (1): All numbers are Annual Recurring Revenue (ARR) and would not include additional non-recurring contract spend. (2): Q2’21 numbers are preliminary and may change during accounting month-end closing procedures

Virtual is Driving New Logo Acquisition 900+ new logos (1) Have Purchased Cvent’s Virtual Module (1) Since September 2020

Driver #2: Expansion within the Install Base

Large, Under-Penetrated Opportunity Within Existing Install Base


~$3.2B
~$2.7B Whitespace Opportunity
$514M
2021 Estimated Revenue(1)
Total Estimated TAM from Existing Customers(2)

This existing customer whitespace TAM reflects:

- Opportunity for wider licensing of solutions already in use
- Cross Sell/Upsell of new solutions

(1): 2021 Estimated Revenue is the midpoint of the revised guidance provided on November 8, 2021 Earnings Call
(2): TAM is estimated by applying Frost & Sullivan Size Band TAM to Cvent customer base as of June 30, 2021

Combining the 3 Fundamental Shifts in the Meetings Industry is a TAM Multiplier TAM Multiplier More More More Attendees Events Technology

Driver #1: New Logos Continuing to See Momentum in Q3’2021 New Logo Acquisition $900K $536K $900K $190K 3 Year Term 3 Year Term 3 Year Term 2 Year Term Global Marketing Association Global Consulting Firm State Transportation Agency American Racing Company $188K $185K $90K $145K 2 Year Term 2 Year Term 1 Year Term 1 Year Term Global Financial News Agency National Medical Association Landscape Architecture Firm US Government Contractor $1M $546K $183K $160K 3 Year Term 2 Year Term 1 Year Term 2 Year Term Public IT Service Division within a Publicly Large North American Multidisciplinary Scientific Management Company Traded Phama Company Industrial Supply Distributor Professional Organization All Numbers are Total Contract Value as of 9/30/2021

Driver #2: Expansion within the Install Base In-Person, Virtual, and Hybrid Events Continues to be True Customer Multiplier in Q3’2021 $408K $116K $72K $98K 2.4x 22.8x 11.5x 8.5x Large EdTech US Government National Psychiatric European Mathematics Corporation Agency Association Association $119K $85K $101K $54K 3.8x 5.9x 3.1x 3.0x Publicly Traded Cybersecurity Leading Distributor of Mid-Sized Public Private American Healthcare Software Company NY University Janitorial Supplies Supply Company $82K $73K $95K $63K 21x 3.2x 3.0x 3.8x Largest Accounting Firm Publicly Traded Multinational Publicly Traded Software New Mexico in Southern US Energy Corporation Company Non-Profit All numbers reflect the net increase in Annual Recurring Revenue for these specific customers from end of Q2’21 to end of Q3’21

Driver #3: Product Innovation Cvent Studio, a Major Leap Forward in Live Stream Production

Agenda 1 Introduction 2 Cvent At A Glance 3 Industry Transforming 4 Massive TAM Expansion 5 How We Win 6 Finance

Cvent: The Early Years • Reggie founded a non-profit and was planning 20-30 events/year using manual processes • Founded Cvent in 1999 to alleviate the manual pain point associated with organizing events • Founded Cvent with savings and credit cards

Brian Dave Reggie Chuck • Quickly raised $17M and grew from 6 to 125 people • Sept 11 & DotCom meltdown hit… Cvent was on the verge of bankruptcy

Cvent 2005 – Present • Pivoted and profitable since Jan’05 • Cvent was a public company from August 2013 – November 2016 • Revenue Growth CAGR of 36% from 2005 to 2019

India: Cvent’s Secret Weapon 1,700+ Employees Innovation Dedicated to Constant Innovation Efficiency Significant Value Proposition 45 PROPRIETARY & CONFIDENTIAL: Do not distribute

Experienced Founder-Led Team With Track Record of Delivering Reggie Aggarwal David Quattrone Chuck Ghoorah Brian Ludwig Bharet Malhotra Billy Newman Grace Lee Founder and CEO Co-founder, Co-founder, President of Senior Vice President, Senior Vice President, Senior Vice President, Global Head and Vice Chief Technology Officer Worldwide Sales Event Cloud Sales Hospitality Cloud Sales Chief Financial Officer President, Human Resources and Marketing Kathleen Garcia Patrick Smith Stacey Fontenot Nitin Malhotra Pete Floros Anil Punyapu Lawrence Samuelson Senior Vice President, Chief Senior Vice President, Event Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Senior Vice President, Marketing Officer Cloud Marketing Corporate Development Product Management Hospitality Cloud Sales Enterprise Sales General Counsel 9 of 11 Original Leadership Seasoned Executive Team: Team Still With the Company 11.6 years Average Tenure at Cvent

Platform for Management of Full Event Lifecyle

Solving the Data Capture Challenge for Marketers Capture interest signals across each touchpoint and across all events VISITS EXHIBITOR BOOTH REGISTERS VIEWS EXHIBITOR LIST ATTENDS 1:1 ACCEPTS APPOINTMENT APPOINTMENT SESSION FEEDBACK ATTENDS PRODUCT DEMO LOGS IN Enga Enga Engagement Score gement Score gement Score Engagement Score SUBMITS POST EVENT ATTENDS ATTENDS 400 150 70 30 SURVEY KEYNOTE SESSION ASKS A WATCHES VIDEO OF ON-DEMAND QUESTION SESSION

Total Event Program (TEP) Total Event Program Delivery Model Internal Events External Events In-Person Events Companywide Conferences Field Customer Attend Virtual Events Sales Kickoff Customer User Road Shows Trade Shows Town Hall Success Hybrid Events Industry Seminars User Groups Industry Events Trainings Webinars Trainings Partner Holiday Party On-Demand VIP CVENT PLATFORM

Competitive Landscape for Cvent Virtual Attendee Hub We believe none match the value proposition of the Cvent Platform Video Conferencing Webinar Virtual Event Providers Providers Providers Weaknesses: Weaknesses: Weaknesses: • Video conferencing fatigue • Struggling to adopt to video-first • Weak registration capabilities • Disconnected, acquired solutions • Optimized for meetings, not events • Outdated engagement paradigms • No support for Total Events Program • Inability to support anything beyond • Immature integrations and APIs management simple single-session webinars • Limited ability to meet scale, security, • Limited MarTech integrations • Martech integrations offer little or no stability requirements of enterprise competitive advantage customers Limited Onsite Experience at Hybrid and In-Person Events

How We Monetize the Event Cloud

Sample Yearly Invoice
Customer A

Event Management	Annual Subscription Fee	$6,000	Ranges from $3 - $20K
	Per Registrant Fee @ $6 / per (4,000 Reg Commitment)	$24,000	$6 per reg is illustrative
	Total	*$30,000*	
Virtual Attendee Mobile App	Annual Subscription Fee	$2,000	Fee is typically $2K per year
	Per Registrant Fee @ $6 / per (4,000 Reg Commitment)	$24,000	$6 per reg is illustrative
	Total	*$26,000*	
Other Modules	LeadCapture, Appointments, Diagramming, Onsite Solutions, etc.	$20,000	Amount can depend on which modules are utilized
	Total	*$20,000*	
	Annual Contract Value	*$76,000*	
	Total Contract Value (3 Year Deal)	*$228,000*	

Standard Terms

- Contracts are sold on an upfront "sum-certain" basis with annual recurring minimums
- Registrations are use it or lose it
- Any registration overage beyond the contracted volume has a surcharge

Pre-Pandemic
(In-Person)

Event Management	$30K	$45K
Onsite Solutions	$15K	

1st Year Post-Pandemic
(Virtual Only)

Event Management	$35K	$60K
Attendee Hub + Mobile	$25K	

2nd Year Post-Pandemic
(Hybrid)

Event Management	$35K	$75K
Attendee Hub + Mobile	$25K	
Onsite Solutions	$15K

Cvent’s Hospitality Cloud is a Differentiator Cvent’s Platform Helps Planners Find the Perfect Venue for Events Cvent Supplier Network Solves the Pain Point of Sourcing Multiple Competitive Bids from Hotels for Event Space HYBRID EVENTS VIRTUAL EVENTS IN-PERSON EVENTS Cvent Virtual Attendee Hub Hotel Ballroom is the Venue And for hybrid, you need BOTH is the Venue

Breadth and Depth of Suppliers & Users is a True Market Differentiator Multibillion dollar network dedicated to hotels and venues that host meetings and events 281K 200+ Hotels & Venues Listed on Characteristics (1) (1) Cvent Supplier Network & Search Filters 39K 80K Direct Hotel Integrations with Active Planners (1) (1) with Hotel Systems on Cvent (1) As of June 30, 2021

Cvent Hospitality Cloud is Embedded in the Events Space Event Planners Source Billions of Dollars of Event Business Through Cvent’s Marketplace Value of In-Person Events Sourced Using Cvent Hospitality Cloud ($Billions) B $18.1 $16.0 $14.7 $13.2 $9.9 $8.8 $8.6 $6.8 $4.6 $3.3 $2.4 $0.6 $0.05 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020

How We Monetize the Hospitality Cloud - Advertising • Advertising: Customers are charged a flat, fixed, up-front fee for annual rights to advertise through Cvent’s 4 DIAMOND platform • Advertising: price scales based on size of major metropolitan areas (e.g., Las 3 Vegas vs. Charlotte) and prominence of DIAMOND ad placement 61

How We Monetize Hospitality Cloud - Software Software Software Advertising Advertising Advertising 3D & Event Diagramming 2010 2015 2020 Software: Customers are charged a flat, fixed, up-front fee for annual rights to use Cvent’s hospitality software solutions. • Based on size of hotel (# of room keys or ballroom sq. ft.) Room Block Management

SaaS Platform with Network Effects Event Hospitality Cloud Cloud Hospitality Planners & Software platform for planning, Professionals Software platform for marketing, Marketers marketing and executing events managing, and measuring event business for hotels

Attractive Financial Profile Positions Cvent for Success 1 Formerly publicly traded company with track record of execution Highly predictable recurring revenue model with diversified customer base 2 Demonstrated ability to grow at scale and accelerate growth following past financial downturns 3 4 Scalable business model with opportunity for significant margin expansion

(1) Highly Predictable Recurring Revenue Model Multi – Year Deal Culture Further Increases Predictability Non-Recurring Recurring Revenue Revenue 8% 92% Recurring Professional Services/ Software Subscriptions Services and (3) (2) Other Transactions 8% 79% 13% Contracts 1 to 5 Years >50% Multi-Year Contracts (1) Percentages based on 2018/2019 averages – We do not believe the 2020 revenue breakdown is representative of our typical breakdown due to the global COVID-19 pandemic (2) Recurring services related to Onsite and Attendee Hub and payment transaction fees related to merchant services (3) One-time professional services and revenue from annual client conference

Highly Diversified and Engaged Customer Base ~21,000 108% 58% (1) (2) Customers Net Dollar Retention Rate Multi-Year Contracts as % of Total (3) Contracts Signed Annually <1% 49% 700+ Largest Customer as (2) (3) % Of Event Cloud Customers that Use More >$100k ARR Clients % of Cvent Revenue (1) than One Cvent Product (1) As of September 30, 2021 (2) As of December 31, 2019; As of December 31, 2020, net dollar retention rate was 89% and number of clients over $100k ARR was 666. We do not believe the 2020 net dollar retention rate and number of clients over $100k ARR are representative of our typical performance due to the global COVID-19 pandemic. 2019 net dollar retention calculated by dividing 2019 revenue by the 2018 revenue for the same set of customers. (3) For the year ended December 31, 2020

(1) Long-Term Track Record of Adjusted Revenue Growth Cvent Long-Term Performance Highlights Secular Growth Opportunity ($MM) $572 Vista Acquisition $481 & Lanyon Merger $415 Growth Re-Acceleration Following 2008 Financial Crisis $231 $188 $142 $111 $83 $61 $45 $32 $26 $19 $12 $8 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Total 55% 60% 37% 22% 42% 35% 37% 33% 28% 32% 23% 79% 16% (1) Adjusted Revenue is a non-GAAP metric. Please find a reconciliation of Adjusted Revenue to GAAP Revenue, its most directly comparable GAAP metric, in the appendix. For the years 2005 to 2015, we did not adjust our revenue, and thus the graph represents GAAP revenue during those years. (2) Full year 2013 to 2015 (2016 excluded since Vista acquisition was announced in April 2016)

Fourth Quarter and Full Year 2021 Guidance Cvent Increasing Guidance Due to Strength of Q3 and Strong Business Momentum Fourth Quarter 2021 ($000’) Full Year 2021 ($000’) Previous Guidance Updated Guidance Previous Guidance Updated Guidance Revenue Amount $138.7 $139.9 to $141.1 $507.4 $514.1 to $515.3 YoY Growth 20.1% 21.1% to 22.2% 1.7% 3.1% to 3.3% (1) Adjusted EBITDA Amount n/a $21.8 to $22.7 $90.0 $92.7 to $93.6 Margin n/a 15.6% to 16.1% 17.7% 18.0% to 18.2% (1): The Company has not reconciled the Adjusted EBITDA forward-looking guidance included in this investor presentation to the most directly comparable GAAP measure because certain items are out of the Company’s control or cannot reasonably be predicted, as the items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the guidance period. Accordingly, a reconciliation of forward-looking Adjusted EBITDA is not available without unreasonable effort.

Third Quarter 2021 Revenue Results Event Cloud Revenue Growth Spikes to 27% Revenue by Cloud (000’s) $134.1 13.1% $118.5 $92.5 27.2% $72.7 -9.2% $45.8 $41.6 Q3 2020 Q3 2021 Hospitality Cloud Event Cloud

Strong Return to YoY Revenue Growth Bouncing Off the Trough 22% 13% 12% Q1 2020 Q2 2020 Q3 2020 4Q 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021E -2% -9% -16% -20% -26% FIRST GROWTH COVID IMPACT QUARTER SINCE STARTS COVID

Continuing to See Business Metrics Recovering Net Dollar Retention Rising Net Dollar Retention Rate 108% 90% 89% 85% 84% 2019 2020 Q1 2021 Q2 2021 Q3 2021

Continuing to See Business Metrics Recovering Record Number of Customers with Over $100K ARR Number of Clients with >$100k ARR 819 764 722 719 666 2019 2020 Q1 2021 Q2 2021 Q3 2021

Adjusted EBITDA and Free Cash Flow Free Cash Flow Increases Significantly Despite Investments for Growth (1) (2) Adjusted EBITDA Margin Free Cash Flow Before Interest Payments 30.5% $21.9 17.5% $5.2 3Q 2020 3Q 2021 3Q 2020 3Q 2021 Reasons for Increase: Reasons for Decrease: § Strong client cash collections § Investing for growth – virtual and hybrid opportunity § Bookings growth § 2020 not representative given extreme cost saving measures taken in response to COVID (1) Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, § Year-to-date 2021 margin (18.9%) consistent with pre-COVID 2019 its most directly comparable GAAP metric, in the appendix. Benefits from the impact of capitalized software - ~8% of revenue (19.0%) (1) Free cash flow excludes interest payments made on long-term debt since they are not related to the operations of the business.

Attractive Financial Model – Balancing Growth with Profitability (1)(2) Adjusted EBITDA Margin 26.0% 19.7% 17.8% 17.7% 16.5% 2019 2020 2021E 2022E 2023E (1) Benefits from the impact of capitalized software - ~8% of revenue (2) Adjusted EBITDA Margin is a non-GAAP metric. Please find a reconciliation of Adjusted EBITDA Margin to Net Income (Loss) Margin, its most directly comparable GAAP metric, in the appendix. We are not able to forecast Net Income (Loss) Margin on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect GAAP Net Income (Loss), and therefore have not provided a reconciliation of forward-looking Adjusted EBITDA Margin. Please see “Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms” for risks related to non-GAAP metrics.

Long-Term Modeling Guidance

	Long-Term Target
Adjusted Gross Margin[1] as % of Revenue	76% to 78%
Adjusted Sales & Marketing[1] as % of Revenue	17% to 19%
Adjusted Research & Development[1] as % of Revenue	12% to 14%
Adjusted General & Administrative[1] as % of Revenue	6% to 8%
Adjusted EBITDA Margin[1][2]	35% to 40%
Capital Expenditures as % of Revenue[3]	5% to 7%
Adjusted Free Cash Flow Margin[4][5]	20% to 25%

[1] These represent non-GAAP metrics. We are not able to forecast each line item's most directly comparable GAAP metric on a forward-looking basis without unreasonable efforts due to the high variability and difficulty in predicting certain items that affect each GAAP metric, and therefore have not provided a reconciliation of each long-term target. Please see "Disclaimers and Other Important Information – Financial Information: Non-GAAP Financial Terms" for risks related to non-GAAP metrics.

[2] Adjusted EBITDA Margin includes the benefit of capitalized software development costs (~6% of revenue).

[3] Capital expenditures consist primarily of capitalized software development costs.

[4] Adjusted Free Cash Flow Margin is a non-GAAP metric. Please see our disclaimer slide for risks related to non-GAAP metrics. Adjusted Free Cash Flow Margin assumes no cash increase or decrease from change in working capital and tax payments reflective of a ~30% effective tax rate.

[5] Cvent does not expect to be a federal income taxpayer over the next several years as a result of amortization of intangibles and NOL balance. Company currently has a $449 million gross ($94 million on a tax effected basis) U.S. federal net operating loss carryforward as of December 31, 2020. Adjusted free cash flow margin does not assume any debt service.

Attractive Valuation Represents a Compelling Entry Point CY2022E Revenue Growth CY2023E Revenue Growth %% Cvent Comparables 25.1% 24.1% 22.7% 22.5% Cvent Cvent Comparables Median Cvent Cvent Comparables Median CY2022E Adjusted EBITDA – CY2023E Adjusted EBITDA – Capitalized Software Margin Capitalized Software Margin %% 9.5% 9.3% 9.1% 8.0% Cvent Cvent Comparables Median Cvent Cvent Comparables Median Source: CapitalIQ Notes: 1. Market Data as of 11/26/2021

Attractive Valuation Represents a Compelling Entry Point CY2022E EV / Revenue CY2023E EV / Revenue x x Cvent Comparables 14.4x 11.7x 8.5x 6.9x Cvent Cvent Comparables Median Cvent Cvent Comparables Median Source: CapitalIQ Notes: 1. Market Data as of 11/26/2021

Attractive Valuation Represents a Compelling Entry Point (3) (3) CY2022E EV / Revenue / Growth CY2023E EV / Revenue / Growth x x Cvent Comparables Median: 0.51x Cvent Comparables Median: 0.62x 0.76x 0.82x 0.79x 0.62x 0.68x 0.66x 0.58x 0.65x 0.54x 0.60x 0.53x 0.49x 0.54x 0.48x 0.47x 0.50x 0.45x 0.35x 0.38x 0.31x 0.27x 0.23x HubSpot Sprout Dynatrace BlackLine Avalara Workday Qualtrics AppFolio RingCentral Cvent Zendesk HubSpot Sprout Qualtrics Avalara Dynatrace Workday AppFolio BlackLine RingCentral Cvent Zendesk Social Social Source: CapitalIQ Notes: 1. Market Data as of 11/26/2021 2. Cvent multiples based on enterprise value of $5,300MM 3. Represents EV / CY2022E and EV / CY2023E Revenue multiple divided by revenue growth in each respective year

Key Takeaways 1 A Market Leader (1) • ~$266M in Virtual Bookings • Virtual & Hybrid is a new vector of growth (2) • Our install base is ripe for virtual penetration; only 12% of install base has purchased the virtual module • Net Retention expected to grow to 115% in the next two years 2 Resilient & Durable Business Model • Compared to the same time period in 2019, bookings from Jan – June 2021 are only down <5% 3 Strength of One Cvent Platform: • Cvent’s platform supports nearly any type of in-person, virtual, and hybrid event • FLEX & Virtual Module are built on a new and modern tech stack • Hospitality Cloud is a true competitive differentiator (3) 4 TAM is ~$30B • Huge opportunity with expanding TAM and several key growth drivers (1): TTM as of June 30, 2021 for Bookings Associated with Virtual Events (2): As of June 30, 2021 (3):Frost & Sullivan Events Technology Global TAM for 2021/2022

Adjusted Revenue Reconciliation Three Months Ending June Years Ending December 31, 30 2016 2017 2018 2019 2020 2021 2021 Revenue $229,019 $404,281 $480,015 $567,604 $498,700 $507,345 $122,814 Adjustments: Impact of adjustments to acquired (1) unearned revenue 2,636 11,229 2,481 4,876 374 42 42 Adjusted Revenue $231,655 $415,511 $482,496 $572,480 $499,074 $507,387 $122,856 (1) Represents the impact of adjustments to acquired unearned revenue relating to services billed by an acquired company, including Cvent (related to Vista acquisition), QuickMobile, Social Tables, DoubleDutch and Wedding Spot, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management’s estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.

Adjusted Gross Margin Reconciliation

	Years Ending December 31,		
	2018	2019	2020
Gross Profit	$314,834	$355,747	$322,450
Adjustments:			
Impact of adjustments to acquired unearned revenue[1]	2,481	4,876	374
Depreciation	5,276	5,788	5,504
Amortization of Software Development Costs	13,567	26,801	37,595
Intangible Asset Amortization	19,623	19,899	21,010
Stock-Based Compensation Expense	461	519	430
Restructuring Expenses[2]	130	103	790
Costs Related to Acquisitions[3]	45	92	19
Adjusted Gross Profit	**$356,417**	**$413,825**	**$388,172**
Adjusted Gross Margin:			
Revenue	$480,015	$567,604	$498,700
Adjusted Revenue	$482,496	$572,481	$499,075
Gross Margin	65.6%	62.7%	64.7%
Adjusted Gross Margin	73.9%	72.3%	77.8%

[1]Represents the impact of adjustments to acquired unearned revenue relating to services billed by an acquired company, including Cvent (related to Vista acquisition), QuickMobile, Social Tables, DoubleDutch and Wedding Spot, prior to our acquisition of that company. These adjustments represent the difference between the revenue recognized based on management's estimate of fair value of acquired unearned revenue and the receipts billed prior to the acquisition, less revenue recognized prior to the acquisition.
[2]Restructuring costs includes costs associated with severance related to the global reduction in force that took place in May 2020 in response to the global COVID-19 pandemic, severance to employees of acquired entities, retention bonuses to employees of acquired entities, costs to discontinued use of a back-office system and closing of office space.
[3]Represents costs incurred in association with acquisition activity, including due diligence and post-acquisition earn out payments.

Adjusted EBITDA and Adjusted EBITDA Margin Reconciliation Year Ended December 31, Three Months Ended September 30, Nine Months Ended September 30, 2019 2021 2020 2021 2020 Adjusted EBITDA: Net loss $ (26,126) $ (14,375) $ (64,536) $ (67,082) $(91,761) Adjustments Interest expense 7,546 8,151 22,717 27,695 47,875 Amortization of deferred financing costs anddebt discount 3,836 938 948 2,823 2,852 Loss on divestitures, net - - - 9,634 - Other income, net (1,864) (461) (6,135) (1,919) 294 Provision for income taxes (6,013) 1,968 648 5,294 4,870 Depreciation 2,493 3,698 8,478 11,966 16,163 Amortization of software development costs 48,572 15,508 15,266 45,917 43,860 Intangible asset amortization 12,757 13,491 38,721 40,416 55,815 Stock-based compensation expense 8,387 4,879 16,811 14,557 18,833 Restructuring expense 1,212 2,634 1,777 6,568 3,230 Cost related to acquisitions 60 112 1,245 788 4,164 Otheritems 7,096 544 1,162 (2,256) 4,441 Adjusted EBITDA $ 98,646 $108,104 $ 23,423 $ 36,153 $ 70,856 Adjusted EBITDA Margin: Revenue $567,604 $ 134,058 $ 118,507 $ 374,159 $ 383,216 Net loss margin (16.2)% (19.5)% (12.1)% (17.2)% (17.5)% Adjusted EBITDA margin 19.0% 17.5% 30.5% 18.9% 25.7%

Adjusted Free Cash Flow Reconciliation Three Months Ended September 30, 2021 2020 Net Cash Provided by Operating Activities $25,960 $7,011 Adjustments: Purchase of Property and Equipment (786) (723) (10,823) (9,276) Capitalized Software Development Costs Interest Paid 7,540 8,151 Adjusted Free Cash Flow $21,891 $5,163

Summary Risk Factors This risk factors summary does not contain all of the information that may be important to you. Additional and more detailed risks, beyond those summarized below or discussed elsewhere in this Presentation, may apply to our business, activities or operations as currently conducted or as we may conduct them in the future or in the markets in which we operate or may in the future operate and will be disclosed in the registration statement and the proxy statement included herein that Dragoneer intends to file with the SEC relating to the potential Business Combination. Risks Relating to the Global COVID-19 Pandemic • The effects of the COVID-19 pandemic have materially affected how we and our customers are operating our businesses, and the duration and extent to which this will impact our future results of operations and overall financial performance remains uncertain. Risks Relating to Cvent’s Business and Industry Operational Risks • We are substantially dependent upon the addition of new customers and the continued growth of the market for our event marketing and management solutions. • Our Hospitality Cloud business depends on maintaining and expanding our relationships with hotels and venues. • Data published by third parties and internally generated data and assumptions may prove to be inaccurate. In particular, the estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all. • If the security of our or our customers’ confidential or personal information stored in our or our third- party service providers’ systems is breached or otherwise subjected to unauthorized access, our business could be materially and adversely affected, our reputation may be severely harmed and we may be exposed to liability. • We have indemnity provisions under our contracts with our customers, vendors, lessors, business partners and other parties, which could have a material adverse effect on our business. • We face significant competition from established and new companies offering event marketing and management software. • Disruption of our operations, infrastructure or systems, or disruption of the operations, infrastructure or systems of the third parties on which we rely, could damage our reputation and result in credits to customers or a loss of users, which would harm our business and operating results. • Our business depends substantially on renewing agreements with existing customers and selling additional solutions to them. Any decline in—or failure to grow—our customer renewals or expansions would likely harm our future operating results. • We target large customers, and sales to these customers involve risks that may not be present or are present to a lesser extent with sales to smaller customers. Large customers often demand more configuration and integration services, or customized features and functions that we may not offer. Failure to secure new large customers, deepen our penetration of our large customer base or the loss of large customers would have an adverse effect on our annual recurring revenue, business and operating results. • Our net dollar retention rate may decline or fluctuate. • Our business is substantially dependent upon the continued strength of the market for on-demand software solutions. • If we lose access to third-party licenses, our software product development and production may be delayed or we may incur additional expense to modify our products or products in development. • If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages and we could lose license rights that are critical to our business

Summary Risk Factors • We have experienced rapid growth and significant organizational change in recent periods and expect continued future growth, both organically and by acquisitions. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service or address competitive challenges adequately. • Failure to adequately expand our sales force will impede our growth. • In the past we have completed acquisitions and may acquire or invest in other companies or technologies in the future, which could divert management’s attention, fail to meet our expectations, result in additional dilution to our stockholders, increase expenses, disrupt our operations and harm our operating results. • Our long-term success depends, in part, on our ability to operate offices located outside of the United States, including India. • Our business is susceptible to declines or disruptions in the demand for meetings and events, including those due to economic downturns, natural disasters, geopolitical upheaval and global pandemics. • We are dependent in part upon our relationships with our strategic partners to sustain the flow of RFPs through the Hospitality Cloud. • We rely on third-party mobile application platforms such as the Apple App Store and the Google Play Store to distribute our mobile applications. Our business will suffer if we are unable to maintain a good relationship with such platform providers, if their terms and conditions or pricing change to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms are unavailable for a prolonged period of time. • We have experienced losses, both in 2020 and in prior years, and we may not achieve profitability in the future. • If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer. • Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly. • We rely on the performance of highly skilled personnel, including senior management and our sales and technology professionals; if we are unable to retain or motivate key personnel or hire, retain and motivate qualified personnel, our business would be harmed. • Our ability to introduce new products and features is dependent on adequate research and development resources. If we do not adequately fund our research and development efforts, we may not be able to compete effectively and our business and operating results may be harmed. • Seasonality may cause fluctuations in our revenue, sales, billings, cash flow, operating expenses and operating results. • If we fail to offer high-quality customer support, our business and reputation would suffer. • Our business could be adversely affected if our users are not satisfied with the deployment, training and support services provided by us and our partners. • The loss of one or more of our large enterprise customers could negatively affect our ability to market our platform. • Contractual disputes with our customers could be costly, time-consuming and harm our reputation. • We derive a substantial portion of our revenue with hoteliers and venues from advertising and any significant reduction in spending by advertisers on our platforms could harm our business. • If we do not continue to innovate and provide solutions that are useful to our customers and event registrants and attendees, we may not remain competitive, and our revenue and operating results could suffer. • Our sales cycle can be lengthy and unpredictable, which may cause our operating results to vary significantly.

Summary Risk Factors • We may experience delays in product and service development, including delays beyond our control, which could prevent us from achieving our growth objectives and hurt our business. • Our onsite solutions present different risks than our cloud solutions. • If we do not or cannot maintain the compatibility of our solutions with third-party applications that our customers use in their businesses, demand for our solutions could decline. • Incorrect or difficulty with implementation of our software could result in customer dissatisfaction and negatively affect our business, financial condition, results of operations and growth prospects. • We rely on data provided by third parties, the loss of which could limit the functionality of our platform and disrupt our business. • Privacy concerns and end users’ acceptance of Internet behavior tracking may limit the applicability, use and adoption of our platform. • If Internet search engines’ methodologies are modified, our search engine optimization efforts are deficient or our search result page rankings decline for other reasons, participant engagement in our websites and online communities could decline. • We rely on third-party data center hosting facilities to deliver our platform to our customers, and any disruption in service from such third-party data center hosting facilities or material change to our arrangement with such providers could adversely affect our business. • If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, and our business may be harmed. • Economic and market conditions, particularly those affecting our customers, have harmed and may continue to harm our business.

Summary Risk Factors Legal and Regulatory Risks • We are subject to stringent U.S. and foreign data privacy and protection laws, rules, regulations, policies, industry standards and contractual obligations, and our failure to comply could subject us to fines and damages and would harm our reputation and business. • Federal, state and foreign laws impose certain obligations on the senders of commercial emails, which could minimize the effectiveness of our event marketing and management email solutions, limit our ability to market to prospective customers and impose financial penalties for noncompliance. • We are subject to the rules and regulations adopted by the payment card networks, such as Visa, MasterCard and American Express, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments. • Our intellectual property rights are valuable, and any failure to adequately obtain, maintain, protect, defend or enforce our intellectual property rights in the United States and abroad could harm our business and operating results. • We have in the past been and may in the future be subject to claims by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights, which could result in significant costs and have a material adverse effect on our business, operating results and financial condition. • Some of our applications utilize open source software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business. • Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could have a negative impact on our business. • We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, including in the United States, and we could be obligated to pay additional taxes in various jurisdictions. • Our business may be adversely affected by third-party claims, including by governmental bodies, regarding the content and advertising distributed by our customers through our service. • Economic conditions and regulatory changes resulting from the United Kingdom’s exit from the E.U. could adversely affect our business, financial condition and results of operations. Finance and Financial Reporting Risks • Because we generally recognize revenue from subscriptions ratably over the term of the agreement, near term changes in sales may not be reflected immediately in our operating results and remaining performance obligations may not be accurate indicators of business activity within a period. • Our reported results of operations may be adversely affected by changes in accounting principles generally accepted in the United States. • Our ability to utilize our net operating loss carryforwards may be limited. • We are exposed to fluctuations in currency exchange rates. • Failure of our customers to pay the amounts owed to us, or to pay such amounts in a timely manner, may adversely affect our financial condition and operating results. • Impairment of goodwill and other intangible assets would result in a decrease in earnings.

Summary Risk Factors Risks Related to Our Indebtedness • Our existing indebtedness could adversely affect our business and growth prospects. • Despite current indebtedness levels and restrictive covenants, we may still be able to incur substantially more indebtedness or make certain restricted payments, which could further exacerbate the risks associated with our substantial indebtedness. • We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. • The terms of the financing documents governing our Term Loan Facility restrict our current and future operations, particularly our ability to respond to changes or to take certain actions. • We may be unable to refinance our indebtedness. • A lowering or withdrawal of the ratings assigned to our debt securities by rating agencies may increase our future borrowing costs and reduce our access to capital. • Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.